Consolidated Interim Financial Results (U.S.GAAP)
Interim Financial Results (Japanese GAAP)
Analyst Guide (Japanese GAAP)

Exhibit 1

U.S. GAAP

November 5, 2002

Condensed Statements of Consolidated Financial Results
for the Six Months Ended September 30, 2002

Company Name:	NISSIN CO., LTD. (URL: http://www.nissin-f.co.jp/)

Stock Exchange Listings:	Tokyo Stock Exchange, First section (Code: 8571) New York Stock Exchange (Trading Symbol: NIS)

Location of Head Office:	Ehime, Tokyo

Inquiries:	Hitoshi Higaki, Managing Director, General Manager of Corporate Planning Department (Tel: 81-3-3348-2424)

Date of Board of Directors’ Meeting for Approval of the Interim Results:	November 5, 2002

Application of GAAP:	U.S. GAAP

U.S. GAAP

Summary of consolidated financial results for the six months ended September 30, 2002

         (1)  Consolidated Operating Results

	Millions of Yen except percentages

	Six Months Ended September 30,			Year Ended March 31,

	2001	2002		2002
	Amount	Amount	Change	Amount	Change

	(Unaudited)	(Unaudited)

Gross Revenue	¥15,785	¥19,440	23.15%	¥33,548	13.81%

Income before income taxes	3,363	4,133	22.90	8,602	(1.30)

Net Income	1,877	2,307	22.91	4,801	(3.05)

	Yen

			Year Ended
	Six Months Ended September 30,		March 31,

	2001	2002	2002

	(Unaudited)	(Unaudited)

Net Income Per Share:

Basic	¥28.60	¥35.57	¥72.82

Diluted	28.51	33.08	69.70

Note:	(1) The net income (losses) from affiliates for the six months ended September 30, 2001, 2002 and the year ended
March 31, 2002 under the equity method is ¥(33) million, ¥1 million and ¥(61) million, respectively.

(2) Weighted-average outstanding shares for the six months ended September 30, 2001, 2002 and the year ended
March 31, 2002 are 65,631,310 shares, 64,853,411 shares and 65,934,300 shares, respectively.

(3) The presentation of the percentage of gross revenue, income before income taxes and net income represents the rate of increase (decrease) from the corresponding period of the previous year.

         (2)  Consolidated Balance Sheets Highlights

	Millions of Yen except per share data and percentages

	September 30,		March 31,

	2001	2002	2002

	(Unaudited)	(Unaudited)

Total assets	¥168,943	¥193,734	¥180,297

Shareholders’ equity	41,345	44,412	43,775

Shareholders’ equity per share (in Yen)	624.21	686.32	664.16

Ratio of shareholders’ equity to total asset (%)	24.47%	22.92%	24.28%

Note:	(1) Issued shares on September 30, 2001, 2002 and March 31, 2002 are 66,236,028 shares, 66,312,028 shares and 66,312,028 shares, respectively.

(2) Outstanding shares on September 30, 2001, 2002 and March 31, 2002 are 66,235,206 shares, 64,710,002 shares and 65,910,556 shares, respectively.

(3) On May 21, 2002, NISSIN completed a two-for-one stock split. The amount of common stock represented above has been retroactively adjusted.

U.S. GAAP

(3)  Consolidated Cash Flow

	Millions of Yen

	Six Months Ended September 30,		March 31,

	2001	2002	2002

	(Unaudited)	(Unaudited)

Net cash provided by operating activities	¥6,323	¥10,468	¥14,786

Net cash used in investing activities	(17,409)	(20,306)	(33,871)

Net cash provided by financing activities	3,533	10,119	10,360

Cash and cash equivalents at end of period	18,288	17,397	17,116

(4)  Scope of Consolidation and Application of Equity Method

Consolidated subsidiaries: Non-consolidated subsidiaries accounted for under the equity method: Affiliates accounted for under the equity method:	4 companies (See Note 4) No company 3 companies

(5)  Change in Scope of Consolidation and Application of Equity Method

Consolidated Subsidiaries (addition): Consolidated Subsidiaries (exclusion): Affiliates accounted for under the equity method (addition): Affiliates accounted for under the equity method (exclusion):	No company 1 companies 1 companies No company

U.S. GAAP

CONSOLIDATED FINANCIAL STATEMENTS

1	CONSOLIDATED STATEMENTS OF INCOME

(1)	Results for the three months ended September 30, 2001 and 2002 (Unaudited)

				Thousands of
	Millions of Yen			U.S. Dollars (Note 1)

	For the three months			For the three months
	ended September 30,		Changes	ended September 30,

	2001	2002		2002

Interest income:

Loans	¥8,236	¥9,640	¥1,404	$78,630

Other	2	131	129	1,068

Total interest income	8,238	9,771	1,533	79,698

Interest expense:

Borrowings	939	984	45	8,026

Other	19	12	(7)	98

Total interest expense	958	996	38	8,124

Net interest income	7,280	8,775	1,495	71,574

Provision for loan losses	1,563	3,475	1,912	28,344

Net interest income after provision for loan losses	5,717	5,300	(417)	43,230

Non-interest income (loss):

Losses on investment securities, net	(332)	(224)	108	(1,827)

Commission income	—	278	278	2,267

Rents, dividends and other	52	12	(40)	98

Total non-interest income (loss)	(280)	66	346	538

Non-interest expense:

Salaries and employee benefits	1,259	1,536	277	12,528

Occupancy, furniture and equipment	553	570	17	4,649

Advertising	411	118	(293)	962

Other general and administrative expense	1,026	1,084	58	8,842

Loss on sale and impairment of long-lived assets, net	59	101	42	824

Other	26	11	(15)	90

Minority interest	—	11	11	90

Total non-interest expense	3,334	3,431	97	27,985

Income before income taxes	2,103	1,935	(168)	15,783

Income taxes	930	855	(75)	6,974

Net income	¥1,173	¥1,080	¥(93)	$8,809

		Yen		U.S. Dollars

Per share data		2001	2002	2002

Net income	— basic	¥17.85	¥16.69	$0.14

	— diluted	17.83	15.54	0.13

Weighted average shares outstanding		2001	2002	2002

Basic (000’s)		65,731	64,710	64,710

Diluted (000’s)		66,083	71,079	71,079

See notes to consolidated financial statements

U.S. GAAP

(2)	Results for the six months ended September 30, 2001 and 2002 (Unaudited)

				Thousands of
	Millions of Yen			U.S. Dollars (Note 1)

	For the six months ended			For the six months
	September 30,		Changes	ended September 30,

	2001	2002		2002

Interest income:

Loans	¥16,131	¥18,882	¥2,751	$154,013

Other	3	199	196	1,623

Total interest income	16,134	19,081	2,947	155,636

Interest expense:

Borrowings	1,916	1,960	44	15,987

Other	42	24	(18)	196

Total interest expense	1,958	1,984	26	16,183

Net interest income	14,176	17,097	2,921	139,453

Provision for loan losses	3,244	6,365	3,121	51,917

Net interest income after provision for loan losses	10,932	10,732	(200)	87,536

Non-interest income (loss):

Losses on investment securities, net	(451)	(316)	135	(2,577)

Commission income	—	619	619	5,049

Rents, dividends and other	102	56	(46)	457

Total non-interest income (loss)	(349)	359	708	2,929

Non-interest expense:

Salaries and employee benefits	2,698	3,057	359	24,935

Occupancy, furniture and equipment	1,098	1,129	31	9,209

Advertising	1,138	275	(863)	2,243

Other general and administrative expense	2,103	2,116	13	17,259

Loss on sale and impairment of long-lived assets, net	80	95	15	775

Impairment of investment in an affiliate	—	179	179	1,460

Other	103	36	(67)	294

Minority interest	—	71	71	579

Total non-interest expense	7,220	6,958	(262)	56,754

Income before income taxes	3,363	4,133	770	33,711

Income taxes	1,486	1,826	340	14,894

Net income	¥1,877	¥2,307	¥430	$18,817

	Yen		U.S. Dollars

Per share data	2001	2002	2002

Net income — basic	¥28.60	¥35.57	$0.29

— diluted	28.51	33.08	0.27

Cash dividends paid	6.25	6.25	0.05

Weighted average shares outstanding	2001	2002	2002

Basic (000’s)	65,631	64,853	64,853

Diluted (000’s)	66,011	71,222	71,222

See notes to consolidated financial statements

2	CONSOLIDATED BALANCE SHEETS

			Thousands of
	Millions of Yen		U.S. Dollars (Note 1)

	March 31,	September 30,	September 30,
	2002	2002	2002

		(Unaudited)	(Unaudited)

ASSETS

Cash and cash equivalents	¥17,116	¥17,397	$141,900

Deposit of restricted cash in bank	1,500	1,500	12,235

Loans receivable, net	148,235	159,427	1,300,383

Purchased loans receivable, net	380	1,334	10,881

Interest receivable	1,133	1,115	9,095

Investment securities	3,958	3,138	25,595

Property and equipment:

Land	947	947	7,724

Buildings and structures	1,229	1,375	11,215

Equipment and software	4,245	4,782	39,005

	6,421	7,104	57,944

Accumulated depreciation and amortization	(2,867)	(2,906)	(23,703)

	3,554	4,198	34,241

Investment in affiliates	259	596	4,861

Deferred income taxes	1,143	1,105	9,013

Other assets	3,019	3,924	32,008

Total assets	¥180,297	¥193,734	$1,580,212

LIABILITIES AND SHAREHOLDERS’ EQUITY

Short-term borrowings	¥1,400	¥5,073	$41,378

Accrued income taxes	2,104	1,825	14,886

Accrued expenses	766	404	3,295

Long-term borrowings	118,659	127,279	1,038,165

Convertible bonds	10,000	10,000	81,566

Capital lease obligations	1,663	2,125	17,333

Accrued retirement benefits	417	349	2,847

Other liabilities	1,365	2,049	16,713

Total liabilities	136,374	149,104	1,216,183

Minority interests	148	218	1,778

Commitments and contingencies (Note 10)

Shareholders’ equity:

Common stock	6,611	6,611	53,923

Additional paid-in capital	8,467	8,466	69,054

Retained earnings	28,932	30,827	251,444

Cumulative other comprehensive income	113	86	701

Less treasury stock	(348)	(1,578)	(12,871)

Total shareholders’ equity	43,775	44,412	362,251

Total liabilities and shareholders’ equity	¥180,297	¥193,734	$1,580,212

See notes to consolidated financial statements

3.	CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

			Thousands of
	Millions of Yen		U.S. Dollars (Note 1)

	For the six months ended		For the six months
	September 30,		ended September 30,

	2001	2002	2002

Operating Activities

Net income	¥1,877	¥2,307	$18,817

Adjustments to reconcile net income to net cash provided by operating activities:

Depreciation and amortization	475	530	4,323

Amortization of debt issuance costs	100	125	1,020

Amortization of loan origination costs	349	335	2,732

Amortization of cap option premium	65	1	8

Stock compensation	128	—	—

Losses on sale and impairment of long-lived assets, net	80	95	775

Provision for loan losses	3,244	6,365	51,917

Losses on investment securities, net	451	316	2,577

Equity in losses of unconsolidated affiliates	33	(1)	(8)

Impairment of investment in affiliates	—	179	1,460

Income transfer to minority interest	—	71	579

Changes in assets and liabilities:

Interest receivable	(123)	18	147

Accrued expenses	(601)	(646)	(5,269)

Other liabilities	245	773	6,305

Net cash provided by operating activities	6,323	10,468	85,383

Investing Activities
Cash used for loan originations, net of principal collections	(16,761)	(17,849)	(145,587)

Purchase of distressed loans, net of principal collections	—	(997)	(8,132)

Purchases of investment securities	(770)	(176)	(1,436)

Proceeds from sale of investment securities	82	561	4,576

Investment in affiliated company	—	(512)	(4,176)

Purchases of property and equipment	(85)	(318)	(2,594)

Proceeds from sales of property and equipment	51	31	253

Cash obtained upon acquisition of consolidated subsidiary, net	(7)	(1)	(8)

Cash decrease upon sale of a subsidiary	—	(146)	(1,191)

Changes in other assets	81	(899)	(7,333)

Net cash used in investing activities	(17,409)	(20,306)	(165,628)

Financing Activities
Issuance of commercial paper	—	5,000	40,783

Repayment of commercial paper	—	(1,500)	(12,235)

Proceeds from short-term borrowings	—	2,398	19,560

Repayment of short-term borrowings	(1,490)	(2,225)	(18,148)

Proceeds from long-term borrowings	26,911	43,900	358,075

Repayment of long-term borrowings	(21,597)	(35,280)	(287,765)

Deferred debt issuance costs	(282)	—	—

Payment of capital lease obligations	(420)	(528)	(4,307)

Proceeds from exercise of stock warrants	794	(4)	(32)

Purchases of treasury stock, net	(1)	(1,230)	(10,033)

Dividends paid	(382)	(412)	(3,361)

Net cash provided by financing activities	3,533	10,119	82,537

Net increase (decrease) in cash and cash equivalents	(7,553)	281	2,292

Cash and cash equivalents at beginning of period	25,841	17,116	139,608

Cash and cash equivalents at end of period	¥18,288	¥17,397	$141,900

See notes to consolidated financial statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	BUSINESS ORGANIZATION AND BASIS OF PRESENTATION

NISSIN CO., LTD. (“NISSIN”) was incorporated in 1960 in Ehime Prefecture, western Japan, and has expanded nationwide. NISSIN and its subsidiaries operate only throughout Japan. NISSIN currently maintains head offices in Tokyo and in the City of Matsuyama, Ehime Prefecture, Japan. Because of its concentration on lending in Japan, NISSIN is exposed to negative changes in the Japanese economy and stability of its borrowing base in Japan.

NISSIN is a non-bank financial institution specializing in providing loan products to individuals including consumers, small business owners and sole proprietors. NISSIN distributes the following products by using a variety of distribution channels:

Consumer loans: Unsecured revolving loans to consumers at fixed interest rates, payable monthly in arrears.

Wide loans: Debt-consolidation loans for consumers who already have a high level of outstanding debt with several consumer finance lenders. The borrower must supply one or more guarantors with a separate income source. These loans are payable monthly in arrears at fixed interest rates.

Small Business Owner loans: Designed for small business owners, The Small Business Owner loan is an unsecured loan that requires one or more guarantees from third party individuals with an income source separate from the customer. It can be used without any restrictions to repay existing loans or to obtain working capital. These loans are payable monthly in arrears at fixed interest rates.

Business Timely loans: Unsecured revolving loans designed for small business owners. Business Timely loans are marketed to more creditworthy owners of businesses and sole proprietors and do not require a guarantor. These loans are payable monthly in arrears at fixed interest rates.

On July 11, 2001, NISSIN invested ¥500 million to establish Nissin Servicer Co., Ltd., a wholly-owned subsidiary. Nissin Servicer Co., Ltd. was established to acquire and service non-performing loans from banks or other financial institutions in Japan.

On December 25, 2001, NISSIN acquired a 51.22% interest in Future Create Inc. for ¥158 million. Future Create Inc. is a private Japanese corporation providing consulting services to individuals and companies interested in franchise leasing. Future Create also arranges for interior modeling and renovation for its leasing clients, and sometimes provides guarantees for a fee for leasing clients.

The consolidated financial statements include the accounts of NISSIN and its majority-owned subsidiaries, Nissin Servicer Co., Ltd., Big Apple Co., Ltd., Shiq Consulting Co., Ltd. and Future Create Inc. (collectively the “Company”). All significant intercompany accounts, transactions and profits and losses have been eliminated in consolidation.

The Company maintains its records in accordance with accounting principles generally accepted in Japan (“Japan GAAP”). Certain adjustments and reclassifications have been made in the accompanying consolidated financial statements to conform with accounting principles generally accepted in the United States of America (“U.S. GAAP”). These adjustments were not recorded in the statutory Japan GAAP books of account.

The consolidated financial statements are stated in Japanese yen. The translations of the Japanese yen amounts into U.S. dollars are included solely for the convenience of the readers, using the prevailing exchange rate on September 30, 2002, which was ¥122.60 to $1.00. The convenience translations should not be construed as representations that the Japanese yen amounts have been, could have been, or could in the future be, converted into U.S. dollars at this or any other rate of exchange.

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with U.S. GAAP for interim financial information. Accordingly, the Company does not include all of the information and footnotes required by U.S. GAAP for complete consolidated financial statements. In the opinion of management, all adjustments considered necessary for a fair presentation of the results for the interim period presented have been included. Operating results for the six months period ended September 30, 2002 are not necessarily indicative of the results for the year ending March 31, 2003. The notes to the financial statements contained in our Registration Statement on Form F-1 as of and for the year ended March 31, 2002 should be read in conjunction with these condensed consolidated financial statements.

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect reported amounts in the financial statements and accompanying notes. These estimates are based on information available as of the date of the condensed consolidated financial statements. In particular, significant estimates are made regarding the company’s allowance for loan losses actual results could differ from estimates, resulting in material charges to income.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         (a)  Interest Income from Loans Receivable and Loan Origination Costs

Interest income from loans except for purchased loans is recognized on an accrual basis based on the principal amount outstanding. In Japan, the maximum interest rates are set by law at two general levels: an absolute maximum rate (legal limit) and a lower interest rate based on the principal amount of the loan (restricted rate). The Company may charge interest rates in excess of the restricted rate as long as it meets the specified requirements. The Company’s contractual loan interest rates do not exceed the legal limit. However, the Company’s contractual loan interest rates, as is customary in the consumer finance industry in Japan, normally exceed the restricted rate. Borrowers have a right to refuse to pay interest in excess of the restricted rate, and the Company cannot legally require borrowers to pay the excess interest. However, once a borrower has paid interest in excess of the restricted rate, and provided the Company has complied with the specified legal documentation and notification procedures, the Company has no legal or contractual obligation to refund or otherwise reimburse the excess interest payments.

The Company recognizes accrued interest income on loans receivable outstanding as of the balance sheet date at the lower of the restricted rate or the contractual interest rate. Contractual interest in excess of the restricted rate is recognized as interest income when collected, provided there are no remaining legal obligations to refund this excess portion. Accrual of interest income is suspended when loan principal is charged-off or is wholly or partially reserved. The accrued interest portion of a charged-off loan balance is deducted from the current period interest income and the principal amount is charged-off against the allowance for loan losses.

The Company capitalizes direct origination costs and defers fees on successful loan originations. Loan origination costs, net of loan origination fees, are deferred and amortized over the contractual life of loans, which averages approximately forty-two months.

         (b)  Loans Receivable and Allowance for Loan Losses

Loans receivable are reported at the principal amount less an allowance for loan losses. The allowance for loan losses is maintained at a level that, in management’s judgment, is adequate to provide for estimated probable uncollectible loan losses from known and inherent risks in the Company’s loan portfolios. Increases to the allowance are made by charges to the provision for loans receivable. Recoveries of previously charged-off amounts are credited to the allowance. Allowances are reviewed both on an individual loan and portfolio basis. In evaluating the adequacy of the allowance, management considers various factors, including current economic conditions, such as unemployment and bankruptcy rates, and historical loss experience. Restructured loans include any loans which are restructured for interest, principal or term. Allowances for restructured loans are based on collection history or legal classification of the borrowers.

         The Company’s policy is generally to charge-off loan balances and cease accrual of interest as follows:

Consumer Loans and Business Timely Loans: When a loan’s contractual payment becomes 67 days delinquent or upon other events such as bankruptcy of the borrower.

Guaranteed Small Business Owner Loans and Wide Loans: When the Company believes the likelihood of any future collection is minimal. Events triggering charge-offs include bankruptcy of both the borrower and guarantor. In the case that loans are restructured, the Company charges-off the amount of the recorded loan balance less the restructured loan balance. Interest accrual is terminated at the earlier of the date when contractual payments are 97 days delinquent or the date when all or a part of loan principal is deemed uncollectible.

Secured Loans: When the Company believes the likelihood of any future collection is minimal. The Company considers the availability and value of collateral in determining the level of charge-off. Interest accrual is terminated at the earlier of the date when contractual payments are 97 days delinquent or the date when all or a part of loan principal is deemed uncollectible.

         (c)  Purchased Loans Receivable and Revenue Recognition

Purchased loans represent loans purchased from third party originators and are reported at purchased cost less an allowance for estimated loan losses. Due to the non-performing status of these loans when initially purchased and lack of history with the borrowers, the Company initially recognizes revenue from these loans using the cost recovery method. Under this method, payments from a borrower are first applied to loan principal. Once the purchased cost is fully recovered, subsequent receipts are recognized as interest income. If the Company determines that it can not recover its cost, an allowance for the uncollectible portion is established.

However, for the loans that the Company reasonably estimates the expected timing and amount of cash flows, the Company uses those expected future cash flows to recognize revenue. If the carrying amounts of those loans are greater than the present value of expected future cash flows from those loans, the difference is recorded as an allowance for the uncollectible portion.

         (d)  Treasury Stock

Treasury stock is recorded at cost. Pursuant to the Commercial Code of Japan (the “Code”), a company can purchase treasury stock with the appropriate shareholder approval, and can retire treasury stock by reducing retained earnings.

Prior to the shareholders’ meeting on June 22, 2002, NISSIN repurchased 1,200 thousand shares of its common stock for ¥1,230 million ($10,033 thousand).

On June 22, 2002, the shareholders of NISSIN approved the purchase of up to 3 million shares of treasury stock, not to exceed ¥4,500 million ($36,705 thousand) in cost. Subsequent to the approval, NISSIN did not repurchase, retire or distribute any treasury stock.

         (e)  Earnings Per Share (“EPS”)

Basic EPS is computed based on the average number of shares of common stock outstanding during each period and diluted EPS assumes the dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock.

No accounting recognition is made for stock splits when common stock already includes a portion of the proceeds from shares issued at a price in excess of par value. This method of accounting is in conformity with Japanese GAAP. On May 21, 2001,

NISSIN completed a three-for-one stock split. On May 21, 2002, NISSIN completed a two-for-one stock split. All share amounts disclosed have been restated to reflect such split.

3.	VALUATION OF GOODWILL

During the three month period ended June 30, 2002, the Company determined that goodwill associated with Ascot Co., Ltd., a 25% owned equity-method investment, was impaired based on the recent operating results and activity of Ascot Co., Ltd. Accordingly, the Company wrote off the balance of approximately ¥179 million ($1,460 thousand). The Company had remaining goodwill at September 30, 2002, totaling approximately ¥291 million ($2,374 thousand).

4.	SALE OF SUBSIDIARY

On July 22, 2002, the Company entered into an equity exchange agreement with i-cf, Inc. under which Webcashing.com Co., Ltd., a wholly-owned subsidiary of NISSIN, will become a wholly-owned subsidiary of i-cf, Inc. in exchange for 2,476 i-cf, Inc. shares. The exchange occurred on November 1, 2002. In accordance with SFAS No. 144, the Company has reclassified the net assets of Webcashing.com Co., Ltd. at September 30, 2002 of ¥211 million ($1,721 thousand) to assets held for sale in other assets in the consolidated balance sheet. At September 30, 2002, the market value of i-cf, Inc. shares to be received is ¥765 million ($6,240 thousand) in excess of the net carrying value of Webcashing.com Co., Ltd. I-cf, inc. is a Japanese corporation providing service related to Internet web.

5.	LOANS RECEIVABLE

The following is a summary of loans outstanding as of March 31, 2002 and September 30, 2002:

	Millions of Yen			Thousands of U.S. Dollars

	March 31,	September 30,		September 30,
	2002	2002	Changes	2002

Consumer loans	¥46,180	¥45,225	¥(955)	$368,882

Wide loans	55,033	60,033	5,000	489,666

Small Business Owner loans	37,386	45,457	8,071	370,775

Business Timely loans	16,035	17,313	1,278	141,215

Secured and other loans	1,444	1,253	(191)	10,220

Total loans outstanding	156,078	169,281	13,203	1,380,758

Allowance for loan losses	(8,831)	(10,851)	(2,020)	(88,507)

Deferred origination costs	988	997	9	8,132

Balance at end of period	¥148,235	¥159,427	¥11,192	$1,300,383

6.	ALLOWANCE FOR LOAN LOSSES

A summary of changes in the allowance for loan losses for the six months ended September 30, 2001 and 2002 are as follow:

	Millions of Yen			Thousands of U.S. Dollars

	Six months ended September 30,			Six Months Ended
	2001	2002	Changes	September 30, 2002

Balance at beginning of period	¥7,482	¥8,831	¥1,349	$72,031

Provision for loan losses	3,244	6,321	3,077	51,558

Charge-offs, net of recoveries	(2,829)	(4,301)	(1,472)	(35,082)

Balance at end of period	¥7,897	¥10,851	¥2,954	$88,507

7.	INTEREST INCOME

The following is a summary of interest income from loans receivable for the six months ended September 30, 2001 and 2002:

	Millions of Yen			Thousands of U.S. Dollars

	Six Months Ended September 30,			Six Months Ended
	2001	2002	Changes	September 30, 2002

Consumer loans	¥6,025	¥6,075	¥50	$49,551

Wide loans	5,684	6,389	705	52,113

Small Business Owner loans	3,321	4,403	1,082	35,913

Business Timely loans	1,295	2,234	939	18,222

Secured and other loans	154	116	(38)	946

Total interest revenue from loans receivable	16,479	19,217	2,738	156,745

Less: Amortization of loan origination costs	(348)	(335)	13	(2,732)

Other	3	199	196	1,623

Total interest income	¥16,134	¥19,081	¥2,947	$155,636

8.	PURCHASED LOANS RECEIVABLE

Nissin Servicer Co., Ltd., a wholly owned subsidiary, commenced operations on October 25, 2001. Nissin Servicer purchases distressed loans from financial institutions and services these loans. At September 30, 2002, purchased loans were as follows:

	Millions of Yen

			Collections

	Contract	Purchased					Carrying
	Amount	Amount	Principal	Interest	Charge-offs	Allowance	Value

Purchased loans	¥250,221	¥1,785	¥407	¥186	¥1	¥43	¥1,334

	Thousands of U.S. Dollars

			Collections

	Contract	Purchased					Carrying
	Amount	Amount	Principal	Interest	Charge-offs	Allowance	Value

Purchased loans	$2,040,954	$14,560	$3,320	$1,517	$8	$351	$10,881

9.	CUMULATIVE OTHER COMPREHENSIVE INCOME

Cumulative other comprehensive income was ¥1,508 million and ¥2,280 million ($18,597 thousand) for the six months ended September 30, 2001 and 2002, respectively. The components of other comprehensive loss were as follows:

	Millions of Yen		Thousands of U.S. Dollars

	Six Months Ended September 30,		Six Months Ended
	2001	2002	September 30, 2002

Unrealized losses on cash flow hedging instruments	¥(263)	¥(69)	$(563)

Change in net unrealized gain on investments in securities	(106)	42	343

Total other comprehensive loss	¥(369)	¥(27)	$(220)

10.	COMMITMENTS AND CONTINGENCIES

Under the terms and conditions of the Company’s revolving credit line agreements, the Company may, but is not committed to, lend funds to Consumer loan and Business Timely loan customers. The Company reviews credit lines and related funding needs based on account usage and customer creditworthiness. The Company’s unfunded credit lines on March 31, 2002 and September 30, 2002 are as follows:

	Millions of Yen		Thousands of U.S. Dollars

	March 31,	September 30,	September 30,
	2002	2002	2002

Unfunded credit lines	¥37,504	¥37,669	$307,251

Unfunded credit lines without loan outstanding	29,042	29,552	241,044

The Company is involved in legal proceedings and claims in the ordinary course of its business. In the opinion of management, none of these proceedings and claims is expected to materially impact the Company’s financial position or results of operations.

As discussed in the summary of significant accounting policies, the Company, as is customary in the consumer finance industry in Japan, normally charges interest rates in excess of the restricted rate. In most cases, where the contractual interest rate exceeds the restricted rate, borrowers have a right to refuse to pay the excess interest. Accordingly, the Company does not accrue unpaid excess interest. Once a borrower has paid the excess interest, the borrower does not have legal rights to obtain a refund of the amounts paid, provided the appropriate documentation and notification requirements have been met. Borrowers, however, still do occasionally dispute payments of excess interest. The Company has negotiated refunds of previously paid excess interest in certain situations primarily involving threatened customer bankruptcy or threatened litigation. During the six months ended September 30, 2001 and 2002, approximately ¥9 million and ¥28 million ($228 thousand) in interest income was refunded to borrowers, respectively.

As of September 30, 2002, Future Create Inc. guaranteed lease payments of ¥1,100 million ($8,972 thousand) for its customers.

As of September 30, 2002, the Company was liable as a guarantor for borrowings of ¥565 million ($4,608 thousand) by customers of Sanyo Club Co., Ltd. Pursuant to an agreement with Sanyo Club Co., Ltd., the Company receives 40% of interest income from the Company’s guaranteed borrowings and pays 40% of the related expenses incurred by Sanyo Club Co., Ltd. For the six months ended September 30, 2002, the Company paid ¥33 million ($269 thousand), net of guarantee fees received of ¥13 million ($106 thousand), to Sanyo Club Co., Ltd.

11.	SUPPLEMENTAL CASH FLOW INFORMATION

Non-cash investing and financing activities during the six months ended September 30, 2002 were as follows:

(a)	Capital lease obligations of ¥990 million ($8,075 thousand) were incurred when the Company entered into a lease agreement for equipment and vehicles.

(b)	On July 22, 2002, the Company reclassified net assets (¥211 million or $1,721 thousand) of Webcashing.com Co., Ltd. into assets held for sale when the Company entered into the equity exchange agreement (see Note 4).

12.	SEGMENT INFORMATION

The Company has historically operated as a single segment, consisting of consumer and related other loans to individuals. Included in this segment are Consumer, Wide, Business Timely, Small Business Owner, Secured and Other Loans. On July 11, 2001, the Company established Nissin Servicer Co., Ltd., to acquire and service non-performing debts from banks or other financial institutions in Japan. It also acquired, in December 2001, a 51.22% interest in Future Create Inc. Future Create is a private Japanese corporation which provides consulting services to individuals and companies interested in leasing. Nissin Servicer Co., Ltd. and Future Create Inc. are being operated as separate segments but do not qualify as separate reportable segments under SFAS No. 131. All operating activities are currently exclusively in Japan. Selected information for our segments is as follows:

	Millions of Yen

	Consumer and
	Ordinary Loans	Other	Total

September 30, 2001

Income	¥16,134	¥—	¥16,134

Interest expense	1,958	—	1,958

Provision for loan losses	3,244	—	3,244

Net income	1,877	—	1,877

Assets carrying value	180,297	—	180,297

September 30, 2002

Income	¥18,895	¥186	¥19,081

Interest expense	1,979	5	1,984

Provision for loan losses	6,321	44	6,365

Net income	2,242	65	2,307

Assets carrying value	192,024	1,710	193,734

	Thousands of U.S. Dollars

	Consumer and
	Ordinary Loans	Other	Total

September 30, 2002

Income	$154,119	$1,517	$155,636

Interest expense	16,142	41	16,183

Provision for loan losses	51,558	359	51,917

Net income	18,287	530	18,817

Assets carrying value	1,566,264	13,948	1,580,212

13.	SUBSEQUENT EVENTS

On November 1, 2002, the Company issued ¥5,000 million ($40,783 thousand) of 2.35% unsecured bonds at par and redeemable on November 1, 2005.